8218

Computershare

02 MAR -1 AM 8:32

Investor Services

Anna Pagliuca
Manager
Stock Transfer
Direct line : (514) 982-7916
Direct fax : (514) 982-7580
anna.pagliuca@computershare.com

Computershare Trust Company of Canada
1800 McGill College Avenue
Montreal Quebec
H3A 3K9
Telephone 514-982-7000
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

February 26, 2002

AMENDED

02015548

BY COURIER

U.S. Securities & Exchange Commission
Office of International Corporate
Finance 3-9
450 5th Avenue N.W.
Washington (D.C.)
20549 U.S.A.

SUPPL

Dear Sirs:

RE: DOMTAR INC.
Annual and Special Meeting of Shareholders

Please be advised of the following Record and Meeting dates in respect to the amended ***Annual and Special Meeting of Shareholders*** of the subject Company:

Record Date:	**March 20, 2002**
Meeting Date:	**May 1, 2002**
Place of Meeting:	**Montréal, Québec**

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Anna Pagliuca

AP/ba

c.c.: Domtar Inc.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

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